UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number 001-16139

Wipro Limited

(Translation of Registrant’s name into English)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

NOTICE REGARDING OUTCOME OF BOARD MEETING AND

BOARD APPROVAL OF BUYBACK

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”), hereby furnishes the Commission with the following information relating to the outcome of the meeting of the Board of Directors of the Company (the “Board”) held over April 15-16, 2026. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

On April 16, 2026, the Company informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange (together, the “Exchanges”) that the Board approved:

1.	the financial results of the Company for the quarter and year ended March 31, 2026;

2.

the reappointment of Ms. Tulsi Naidu as an Independent Director of the Company for a second term of 5 years with effect from July 1, 2026 to June 30, 2031, subject to the approval of the shareholders of the Company; and

3.

a proposal to buyback up to 60,00,00,000 (Sixty Crore) fully paid-up equity shares of ₹ 2/- (Rupees Two only), being 5.7% of the total paid-up equity share capital, for an aggregate amount not exceeding ₹ 1,50,00,00,00,000/- (Rupees Fifteen Thousand Crore only), at a price of ₹ 250/- (Rupees Two Hundred and Fifty only) per equity share. The proposed buyback is subject to approval of shareholders by way of a special resolution through a postal ballot.

A copy of the letter to the Exchanges concerning the above is attached to this Form 6-K as Item 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIPRO LIMITED

/s/ M. Sanaulla Khan
M. Sanaulla Khan
Senior Vice President and Company Secretary

Dated: April 17, 2026

INDEX TO EXHIBITS

Item

99.1	Letter to the Exchanges dated April 16, 2026.